Exhibit 99.21

Project Island –Discussion MaterialsDecember 17, 2015 Confidential – For Discussion & General Information Purposes Only

DisclaimerThese materials are provided solely for the information of the Board of Directors (the “Board”) of Barbados, Ltd. (the “Company” or “Barbados”) by Wells Fargo Securities, LLC (“Wells Fargo Securities”) in connection with a potential merger (the “Transaction”) involving the Company and Tahiti, Inc. (“Tahiti”). These materials are for discussion purposes only, are incomplete without reference to, and should be viewed solely in conjunction with, the oral briefing provided by Wells Fargo Securities and may not be relied upon by any security holder of the Company or any other third party for any purpose whatsoever. These materials were prepared for a specific use by specific persons and were not prepared with a view to public disclosure or to conform with any disclosure standards under securities laws or otherwise. These materials were not prepared for use by readers not as familiar with the businesses and affairs of the Company and Tahiti as the Board and, accordingly, none of the Board, the Company, Wells Fargo Securities or their respective advisors takes any responsibility for these materials if used by persons other than the Board.These materials were provided on a confidential basis solely for the information of the Board and may not be disclosed to or shared with others, in whole or in part, or summarized or otherwise referred to except as agreed to in writing by Wells Fargo Securities. Notwithstanding the foregoing, Wells Fargo Securities imposes no restrictions on the disclosure by the Company (including its employees, representatives and agents) of the tax treatment or tax structure of any transaction, including those portions of any materials containing such information that are provided by Wells Fargo Securities to the Company. Any tax statement contained in these materials is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding any penalties under the United States Internal Revenue Code or other tax related penalties or (ii) promoting, marketing, or recommending the transaction or matters to which the statement relates. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor. Wells Fargo Securities is not an expert on, and nothing contained herein should be construed as advice with regard to, legal, accounting, regulatory, insurance or tax matters.These materials necessarily are based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date of these materials. None of the Board, the Company or Wells Fargo Securities undertakes any obligation to update, revise or reaffirm these materials. Any views expressed in these materials are subject to change without notice and may differ from or be contrary to other views expressed by Wells Fargo Securities or its affiliates. These materials are not intended to provide the sole basis for evaluation of the Transaction, do not purport to contain all information that may be required and should not be considered a recommendation with respect to the Transaction. The analyses contained in these materials must be considered as a whole. Selecting portions of the analyses, without considering all analyses, would create an incomplete view and may be misleading. The analyses, the order in which they are presented and the results thereof do not represent relative importance or weight given to them by Wells Fargo Securities. The implied reference ranges indicated by Wells Fargo Securities’ analyses are illustrative and not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired, which may depend on a variety of factors, many of which are beyond the control of Wells Fargo Securities. In preparing these materials, Wells Fargo Securities has not conducted any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of the Company or any other participant in the Transaction, and Wells Fargo Securities was not provided with any such appraisal or evaluation.Wells Fargo Securities has assumed and relied upon the accuracy and completeness of the financial and other information obtained from management of the Company and other participants in the Transaction and public sources without assuming any responsibility for independent verification of such information, makes no representation or warranty (express or implied) in respect of the accuracy or completeness of such information and has further relied upon the assurances of the Company and other participants in the Transaction that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. To the extent such information includes estimates and forecasts of future financial performance (including estimates of potential cost savings and synergies) prepared by or reviewed or discussed with management of the Company, other participants in the Transaction or obtained from public sources, we have assumed that such estimates and forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management (or, with respect to estimates and forecasts obtained from public sources, represent reasonable estimates). Wells Fargo Securities takes no responsibility for such estimates or forecasts or the assumptions on which they are based. In addition, Wells Fargo Securities has relied upon and assumed, without independent verification, that the final forms of the draft documents reviewed by Wells Fargo Securities will not differ in any material respect from such draft documents.Wells Fargo Securities is the trade name for certain capital markets and investment banking services of Wells Fargo & Company and its subsidiaries, including Wells Fargo Securities, LLC, member FINRA and SIPC. Project Island 2

Reactions to Tsinghua’s NT$12.0 Billion Investment in Tahiti at NT$40.0 per Common Share Analyst Commentary“The stock should react positively, given the 24% premium. Faster group restructuring (the IMOS merger) would be positive for ChipMOS’s long-term share value, we believe. We also think this is slightly negative for ChipMOS’s competitors’ industry position, in particular forPowertech in memory packaging and Chipbond in LCD driver IC backend.”– Morgan Stanley, 12/11/15Barbados Stock Price Reaction ($ in USD) $20.50 Barbados closed at $19.48; up 4.5% from prior day’s close, up 6.4% against S&P 500 $20.00 Transaction announced before U.S. market opened on $19.39 $19.50 December 11$19.00$18.50 $18.00 12/7/15 12/8/15 12/9/15 12/10/15 12/11/15 12/14/15 Tahiti Stock Price Reaction($ in NTD) $36.00 Tahiti closed at NT$34.75; up 8.1% from prior day’s close, up9.0% against Taiwan TAIEX $35.00 $34.75 $34.00 Transaction announced afterTaiwan market closed on $33.00 December 11$32.00 $31.00 12/6/15 12/7/15 12/8/15 12/9/15 12/10/15 12/13/15Source: Wall Street research and FactSet; Note: As of 12/14/15 Project Island 3

Barbados – Implied HoldCo Discount Analysis

($ in USD; $ and Shares in Millions, except per share)

Barbados Capitalization	
Tahiti Market Capitalization[1]	**$917.0**
Tahiti Shares Held by Barbados[2]	522.080
% Implied Economic Ownership	58.3%
Implied Value of Barbados Ownership	**$534.4**
Plus: Net Barbados Cash[3]	61.1
Implied Equity Value of Barbados	**$595.4**
Barbados Fully Diluted Shares Outstanding[4]	27.886
Implied Barbados Value per Share ("NAV per Share")	**$21.35**
Barbados Closing Share Price as of 12/14/15	**$19.39**
Implied Trading Discount to NAV per Share	**(9.2%)**

Tahiti Capitalization	
Tahiti Share Price as of 12/14/15 (NTD)	NTD$34.00
Exchange Rate (NTD/USD) as of 12/14/15	33.218
Tahiti Share Price as of 12/14/15 (USD)	**$1.02**
Tahiti Basic Shares Outstanding[2]	895.924
Tahiti Market Capitalization (USD)	**$917.0**
Less: Cash[3]	289.2
Plus: Debt[3]	243.0
Tahiti Enterprise Value (USD)	**$870.8**

Barbados Trading Discount to NAV – Last Twelve Months[5]



Implied Discount
1 Year Avg. Discount
6 Month Avg. Discount
Premium / (Discount) to NAV
10%
0%
(10%)
(20%)
(30%)
Q1 '15
Q2 '15
Q3 '15
Q4 '15
(14.7%)
(14.8%)

Source: Tahiti and Barbados filings, Tahiti management, market data from FactSet and Capital IQ as of 12/14/15
[1] Based on Tahiti basic shares outstanding of 895.924 million as of 11/30/15 and Tahiti share price of $1.02 as of 12/14/15 using an exchange rate of 33.218 NTD/USD.
[2] Tahiti basic shares outstanding and Tahiti Shares Held by Barbados as of 11/17/15
[3] Based on 11/30/15 balance sheet for Barbados and Tahiti respectively
[4] "Barbados Fully Diluted Shares Outstanding" based on Barbados basic shares outstanding of 27.228 million and 1.122 million options and 0.629 million using the treasury stock method
[5] Based on historical ownership levels of Tahiti by Barbados using Barbados filings

Project Island 4 Wells Fargo Securities

Total Pro Forma Operating Expense Adjustments($ in USD, $ in Millions) Barbados Operating Expenses Before Merger Adjustments Pro Forma Payroll $0.5 $0.0 $0.5 CEO, CFO & Silvia Bonus/Option Compensation 2.5 (1.4) 1.1 Amortization 1.7 (1.7) 0.0 Postage & Non-Product Freight 0.0 (0.0) 0.0 Services and Listing Costs 3.7 (3.5) 0.2 License 0.0 0.0 0.0 Local Government Fee, Stamp Duty and etc. 0.1 0.0 0.1 Travel Expenses 0.0 0.0 0.0 Advertising Expenses 0.1 0.0 0.1 Miscellaneous Expenses 0.0 0.0 0.0 Property Insurance 0.0 0.0 0.0 Total $8.5 ($6.5) $2.0 Source: Barbados management Project Island 5

2016E Accretion / (Dilution) Summary

($ in USD; $ and Shares in Millions, except per share data)

BASIC EPS METHOD

	Fiscal Year Ending 2016		
	Tahiti	Total Adj.	**Combined**
Total Net Sales	**$610.1**	0.0	**$610.1**
Cost of Goods Sold (Excluding D&A)[1]	**394.4**	(1.4)	**393.0**
Gross Profit	**215.7**	1.4	**217.1**
Total SG&A[2]	**48.1**	2.0	**50.2**
EBITDA	**167.5**	(0.6)	**166.9**
Depreciation & Amortization	**108.3**	0.0	**108.3**
EBIT	**59.2**	(0.6)	**58.6**
Interest Income[3]	**2.3**	(0.2)	**2.1**
Foreign Exchange Gain (Loss)	**0.0**	0.0	**0.0**
Other Gain (Loss)[4]	**2.4**	(2.7)	**(0.2)**
Interest Expenses	**(6.1)**	0.0	**(6.1)**
Pre-Tax Income	**57.8**	(3.4)	**54.4**
Income Taxes Expense[5]	**14.7**	(0.9)	**13.8**
Consolidated Net Income	**43.2**	(2.6)	**40.6**
Attributable to Non-Controlling Interests	**0.0**	0.0	**0.0**
Net Income Available to Common	**$43.2**	($2.6)	**$40.6**
Weighted Average Fully Diluted Shares Outstanding	896.304	(34.670)	861.634
Earnings per Share	$0.05		$0.05
			($0.001)
			(2.2%)

Source: Tahiti management

Note: Weighted Average Fully Diluted Shares Outstanding based on share counts provided by Tahiti management

[1] COGS adjustment represents savings from inter-company royalty fee paid to Barbados

[2] SG&A adjustment determined as $8.5 million of standalone Barbados SG&A less $2.8 million of intercompany expenses, $2.3 million of Barbados one-time merger expenses, $0.4 million of director compensation and $1.0 million of other operating cost savings

[3] Interest income adjustment represents interest income foregone on cash used in Merger and assumes interest income rate of 0.5%

[4] Adjustment to Other Gain (Loss) largely represents $2.8 million intercompany adjustments which is taken out of Barbados SG&A, i.e. cancels out $2.8 million reduction in Barbados SG&A from intercompany expenses

[5] Represents tax implications of the adjustments to Tahiti's income statements

Project Island 6 Wells Fargo Securities

DisclaimerThis document and any other materials accompanying this document (collectively, the “Materials”) are provided for general informational purposes. By accepting any Materials, the recipient thereof acknowledges and agrees to the matters set forth below in this notice.Wells Fargo Securities makes no representation or warranty (express or implied) regarding the adequacy, accuracy or completeness of any information in the Materials. Information in the Materials is preliminary and is not intended to be complete, and such information is qualified in its entirety. Any opinions or estimates contained in the Materials represent the judgment of Wells Fargo Securities at this time, and are subject to change without notice. Interested parties are advised to contact Wells Fargo Securities for more information. The Materials are not an offer to sell, or a solicitation of an offer to buy, the securities or instruments named or described herein. The Materials are not intended to provide, and must not be relied on for accounting, legal, regulatory, tax, business, financial or related advice or investment recommendations. No person providing any Materials is acting as fiduciary or advisor with respect to the Materials. You must consult with your own advisors as to the legal, regulatory, tax, business, financial, investment and other aspects of the Materials.Wells Fargo Securities is the trade name for the capital markets and investment banking services of Wells Fargo & Company and its subsidiaries, including but not limited to Wells Fargo Securities, LLC, a member of NYSE, FINRA, NFA and SIPC, Wells Fargo Prime Services, LLC, a member of FINRA, NFA and SIPC, and Wells Fargo Bank, N.A. Wells Fargo Securities, LLC and Wells Fargo Prime Services, LLC are distinct entities from affiliated banks and thrifts.Notwithstanding anything to the contrary contained in the Materials, all persons may disclose to any and all persons, without limitations of any kind, the U.S. federal, state or local tax treatment or tax structure of any transaction, any fact that may be relevant to understanding the U.S. federal, state or local tax treatment or tax structure of any transaction, and all materials of any kind (including opinions or other tax analyses) relating to such U.S. federal, state or local tax treatment or tax structure, other than the name of the parties or any other person named herein, or information that would permit identification of the parties or such other persons, and any pricing terms or nonpublic business or financial information that is unrelated to the U.S. federal, state or local tax treatment or tax structure of the transaction to the taxpayer and is not relevant to understanding the U.S. federal, state or local tax treatment or tax structure of the transaction to the taxpayer.IRS Circular 230 Disclosure:To ensure compliance with requirements imposed by the IRS, we inform you that any tax advice contained in the Materials is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding tax penalties or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein. © 2015 Wells Fargo. All Rights Reserved.